ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
[redacted]61 2 9406 3100
[redacted]06 3101
[redacted]cor.com

05011244

8 September 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

dlw 9/15

encl

ventracor

asx announcement

Ventracor performs voluntary field exchange of external components

Sydney, 8 September 2005: Ventracor Limited (ASX: VCR) announced today it is performing a field exchange of external components of the VentrAssist left ventricular assist system (LVAS).

Ventracor has identified a potential anomaly in certain lots of the cable supplied to the company and used in the assembly of the percutaneous lead that connects the externally worn controller to the implanted VentrAssist blood pump.

This is being addressed by a simple modification to the controller, and in the interests of patient safety, Ventracor is implementing a field exchange of all controllers.

Additionally, all field stock and work in process will be subjected to additional screening.

Ventracor Chief Executive Officer Colin Sutton PhD said: "It should be noted this field action does not involve surgery or re-implantation for patients implanted with our device.

"The revisions are designed to minimise potential problems for current and future patients.

"Implants will continue as soon as possible with devices that have been found to be free of this anomaly.

"As expected, we have gained great experience during the clinical trial which gives us opportunities to improve our product.

"We are working in close consultation with the Australian Therapeutic Goods Administration (TGA) and other regulators. This field exchange is classified as a recall by the TGA.

"Ventracor has communicated to all centres participating in the clinical trials of the VentrAssist, and has received close cooperation from all investigators.

"Our clinical support teams in the UK, US, Australia and New Zealand are on hand to implement this field action.

"Recruitment to date in our clinical trial program has been excellent, and whilst we anticipate some short term delays we do not expect this to adversely impact our clinical trial progress in the longer term.

"We expect this manufacturing issue will be resolved swiftly. The costs incurred, as a result of dealing with this issue, are not material in the context of our overall financial commitment to the clinical trials program.

"Throughout this important process, we will ensure the market is kept progressively informed on a timely basis," Dr Sutton said.

About Ventracor
Ventracor is a global medical device company that has developed an implantable blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
T: + 61 2 9406 3086